SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ___________________________________
                                SCHEDULE 13D
                               (RULE 13D-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 4){1}

                        AMERIQUEST TECHNOLOGIES, INC.
______________________________________________________________________________
                              (Name of issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
          __________________________________________________________
                       (Title of class of securities)

                                03070P 10-3
          __________________________________________________________

                               (CUSIP number)

                            KLAUS H. JANDER, ESQ.
                               ROGERS & WELLS
                               200 PARK AVENUE
                          NEW YORK, NEW YORK 10166
                               (212) 878-8001

                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                 MAY 6, 1997
          __________________________________________________________
           (Date of event which requires filing of this statement)

               If  the  filing  person  has previously filed a statement on
     Schedule 13G to report the acquisition  which  is  the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.


               NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 64 Pages)

                       Exhibit Index Begins at Page 37




__________________________
[FN]
     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

                        PAGE 1 OF 64 PAGES

PAGE

                                             SCHEDULE 13D

[CAPTION]
CUSIP NO. 03070P 10-3                                       PAGE 2 OF 64 PAGES


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Computer 2000 AG
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (A) <checked-box>
                                                                                      (B) <square>
  3     SEC USE ONLY

  4     SOURCE OF FUNDS*
              WC

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(C) OR 2(E)   <square>

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Federal Republic of Germany


                                                7     SOLE VOTING POWER

        NUMBER OF                               8     SHARED VOTING POWER
          SHARES                                         78,307,920
       BENEFICIALLY
         OWNED BY                               9     SOLE DISPOSITIVE POWER
           EACH
          PERSON                               10     SHARED DISPOSITIVE POWER
           WITH                                          78,307,920


 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                              <square>
               78,307,920

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    <square>

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               APPROXIMATELY 72%

 14     TYPE OF REPORTING PERSON*

               HC/CO




                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        PAGE 2 OF 64 PAGES

PAGE

                             SCHEDULE 13D

[CAPTION]
CUSIP NO. 03070P 10-3                                       PAGE 3 OF 64 PAGES

  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Computer 2000, Inc.
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                              (A) <checked-box>
                                                                                       (B) <square>

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*

               WC

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(C) OR 2(E)                                                                        <square>

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


                                            7    SOLE VOTING POWER


         NUMBER OF                          8    SHARED VOTING POWER
          SHARES                                     78,307,920
       BENEFICIALLY
         OWNED BY
           EACH                             9    SOLE DISPOSITIVE POWER
         REPORTING
          PERSON
           WITH
                                           10    SHARED DISPOSITIVE POWER

                                                     78,307,920


 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                              <square>

               78,307,920

 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    <square>

 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                APPROXIMATELY 72%

 14     TYPE OF REPORTING PERSON*

                HC/CO




                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



PAGE

          This Amendment No. 4  ("Amendment  No.  4")  to  the Statement on
Schedule 13D dated November 14, 1994 (the "Schedule 13D") is filed by Computer 2000 AG and Computer 2000, Inc. in connection with their beneficial ownership of Common Stock of AmeriQuest Technologies, Inc., a Delaware corporation (the "Common Stock"). Schedule 13D as previously amended by Amendment No. 1, dated August 7, 1995, by Amendment No. 2, dated March 29, 1996, and by Amendment No. 3, dated April 14, 1997, is hereby amended as set forth below.


Item 2.   IDENTITY AND BACKGROUND

          Item 2 of Schedule 13D is hereby amended in its entirety to read as set forth below:

          Pursuant to Rules 13d-1(f)(1) and (2) promulgated under the Act, this Statement on Schedule 13D is filed on behalf of Computer 2000 AG, a stock company organized under the laws of Germany ("C2000"), and Computer 2000 Inc., a corporation organized under the laws of Delaware ("Sub").

          C2000 is a distributor of hardware, software and communications products for professional personal computers throughout Europe, and also provides additional services relating thereto, including consultancy and technical service and support. The address of C2000's principal business and principal office is Wolfratshauser Strasse 84, 81379 Munich, Germany.

          C2000 is a publicly-held company in Germany, and Kloeckner & Co. AG ("Kloeckner") is the majority shareholder of C2000. In a press release dated April 28, 1997, Kloeckner announced that as part of a substantial restructuring and reorganization to be completed over the next twelve months, control of C2000 will be removed from the Kloeckner group and transferred to VIAG AG.

          Sub is a wholly-owned subsidiary of C2000 whose initial business is to acquire securities in Issuer and to engage in purchasing and sales activities for C2000 and its affiliated companies. The address of Sub's principal office is 6100 Hollywood Boulevard, 7th Floor, Hollywood, Florida 33024.

          Kloeckner is a diversified trading and services company which is represented worldwide in a broad range of activities, including trading operations in steel, chemical products and textiles. It is also engaged in various service industries. Kloeckner is organized as a stock corporation under the laws of Germany.

          Bayernwerk AG ("Bayernwerk") owns  100%  of  the capital stock of
Kloeckner.   The  principal  place  of  business and executive  offices  of
Kloeckner are located at Neudorfer Strasse 3-5, 47057 Duisburg, Germany.

          Bayernwerk is a utility company supplying electricity to various regions in Germany. It is organized as a stock corporation under German law. VIAG AG owns 97.1% of the capital stock of Bayernwerk and the

                              PAGE 4 OF 64 PAGES
PAGE
remaining  2.9%  is  owned  by  various Bavarian municipal  agencies.   The
principal business and the executive offices of Bayernwerk are located at Nymphenburgerstrasse 39, 80335 Munich, Germany.

          VIAG AG is a publicly-held company whose shares are listed on the stock exchanges in Germany and Switzerland. VIAG AG is a diversified industrial holding company whose primary business areas are energy, chemicals, packaging, trading and transport, and telecommunications in Germany and around the world. The principal business and the executive offices of VIAG AG are located at Nymphenburgerstrasse 37, 80335 Munich, Germany.

          The attached Schedule I is a list of the (i) members of the management boards and the members of the supervisory boards of C2000, Kloeckner, Bayernwerk and VIAG AG (under the German legal system, members of the management board have positions that are analogous to executive officers, and members of the supervisory board have positions analogous to directors) and (ii) members of the Board of Directors and executive officers of Sub.

          During the last five years, neither C2000, Sub nor, to the best of each of C2000's and Sub's knowledge, any person named in Schedule I has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.


Item 4.   PURPOSE OF TRANSACTION

          The caption "Proposed Additional Capital Contribution" and the four paragraphs set forth thereunder in Amendment No. 3 to the Schedule 13D are hereby amended in their entirety to read as follows:

ADDITIONAL CAPITAL CONTRIBUTION BY C2000

          In November 1996, C2000 delivered a capital obligation letter to the Board of Directors of Issuer confirming C2000's obligation to provide Issuer with additional financing in the amount of at least $30 million early in calendar year 1997. At the April 9, 1997 Board Meeting, C2000's designees on the Board proposed that C2000 fulfill this obligation in full by causing Sub to make a $30 million investment in Issuer by purchasing shares of a new series of convertible preferred stock of Issuer. At the April 9, 1997 Board Meeting the Board approved in principle the issuance and sale of such convertible preferred stock, subject to the consideration and acceptance of the Issuer's Board of Directors and the execution of a mutually acceptable preferred stock purchase agreement.

          During a telephonic meeting of the Board of Directors of the Issuer held on April 23, 1997, by resolution the Directors unanimously approved a draft preferred stock purchase agreement by and between the Issuer and Sub.

                              PAGE 5 OF 64 PAGES
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

          On April 28, 1997, the Issuer and Sub entered into a Preferred Stock Purchase Agreement, dated April 28, 1997 (the "Preferred Stock Purchase Agreement"), pursuant to which the Issuer agreed to issue and sell to Sub, and Sub agreed to purchase from the Issuer, 300,000 shares of Series H Cumulative Convertible Preferred Stock, Par Value $0.01 (the "Series H Preferred Stock") at a purchase price of $100.00 per share. The form of the Preferred Stock Purchase Agreement is appended to this Amendment No. 4 as Exhibit K to Schedule 13D and is hereby incorporated by reference.

          The closing under the Preferred Stock Purchase Agreement occurred on May 6, 1997, on which date Sub caused the payment of $30 million to be paid to or for the benefit of the Issuer by wire transfer of immediately available funds, as provided in the Preferred Stock Purchase Agreement, and the Issuer issued and sold 300,000 shares of Series H Preferred Stock to Sub.

          Each share of Series H Preferred Stock is convertible into Common Stock, at the option of the holder thereof, as described in more detail in the paragraphs set forth below beneath the caption "Conversion Rights." As of the date of this Amendment No. 4 to the Schedule 13D, Sub has the right to convert the 300,000 shares of Series H Preferred Stock that it holds into a total of approximately 41,958,041 shares of Common Stock. If Sub were to exercise its conversion rights in full as of the date of this Amendment No. 4, it would increase its aggregate ownership of the Common Stock to approximately 78,307,920 shares, representing approximately 72% of the Common Stock that would be issued and outstanding immediately following such conversion on such date.

          Among other things, the Preferred Stock Purchase Agreement includes the provisions described below:

          Article 2 of the Preferred Stock Purchase Agreement sets forth representations and warranties of the Issuer with respect to organization and good standing, authorization of the Preferred Stock Purchase Agreement, authorization and valid issuance of the Preferred Convertible Stock, and other representations and warranties. Article 3 of the Preferred Stock Purchase Agreement sets forth representations and warranties of Sub with respect to organization and good standing, authorization of the Preferred Stock Purchase Agreement and other representations and warranties.

          In Section 2.7 of the Preferred Stock Purchase Agreement, Issuer agreed to use its best efforts to obtain as soon as reasonably possible all consents, approvals and/or actions of the Issuer's stockholders as may be necessary to authorize the issuance to Sub of the Series H Preferred Stock, and of shares of Common Stock issuable upon conversion of shares of Preferred Convertible Cumulative Stock, including but not limited to stockholder consents, approvals or actions mandated by the policies, practices or procedures of the New York Stock Exchange or required by the Issuer's Certificate of Incorporation, by the related Certificate of Designations, by the Issuer's By-Laws, by Delaware law, or otherwise.

          In Section 2.8 of the Preferred Stock Purchase Agreement, Issuer agreed to use its best efforts to cause all shares of Common Stock issued

                              PAGE 6 OF 64 PAGES
PAGE
to Sub upon the conversion of shares of Preferred Convertible Cumulative Stock to be treated as "Registrable Securities," as that term is defined in the Registration Rights Agreement, dated August 7, 1995, by and among the Issuer, Computer 2000 and Sub (the "Registration Rights Agreement"), and to cause all such shares of Common Stock, upon issuance, to be entitled to the registration rights set forth in the Registration Rights Agreement.

          In Section 3.6, Sub represents that its knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risks of its purchase of the Series H Preferred Stock, as contemplated by the Preferred Stock Purchase Agreement; provided, however, that Sub's representation set forth in such Section 3.6 shall in no way prejudice or otherwise affect Sub's right to rely upon and enforce the Issuer's representations, warranties, agreements, covenants and obligations contained in the Stock Purchase Agreement or imposed by any applicable law.

          Section 6.1 of the Preferred Stock Purchase Agreement provides that the Issuer and Sub shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other party contained in the Preferred Stock Purchase Agreement, which representations, warranties, covenants and agreements shall survive the closing thereunder.

          Section 7.1 of the Preferred Stock Purchase Agreement provides that the Issuer agrees to indemnify, hold harmless and defend Sub and its affiliates against and in respect of any and all claims, demands, liabilities, losses, costs and expenses (including reasonable attorneys' fees and litigation expenses) arising out of or based upon (i) the breach of any representation or warranty made by the Issuer in the Preferred Stock Purchase Agreement or (ii) the breach by the Issuer of any agreement or covenant contained in the Preferred Stock Purchase Agreement. Section 7.2 thereof provides that Sub agrees to indemnify, hold harmless and defend the Issuer and its affiliates against and in respect of any and all claims, demands, liabilities, losses, costs and expenses (including reasonable attorneys' fees and litigation expenses) arising out of or based upon
(i) the breach of any representation or warranty made by Sub in the Preferred Stock Purchase Agreement or (ii) the breach by Sub of any agreement or covenant contained in the Preferred Stock Purchase Agreement.
Section 7.3 provides that no claims for indemnification under Article 7 of the Preferred Stock Purchase Agreement may be made (a) with respect to the inaccuracy or breach of a representation or warranty, later than April 30, 2001, or (b) with respect to the breach of a covenant or agreement, later than four years after such breach first occurred.

          A Certificate of Designations of the Series H Preferred Stock, as filed with the Delaware secretary of state on April 28, 1997 (the "Certificate of Designations"), fixes the powers, designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of Series H Preferred Stock. Exhibit A to the Preferred Stock Purchase Agreement (which is appended to this Amendment No. 4 as Exhibit K) sets forth the form of the Certificate of Designations and is hereby incorporated by reference. Among other things, the Certificate of Designations provides as follows:

                              PAGE 7 OF 64 PAGES
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Dividends Payable on the Series H Preferred Stock.

          Section 1 of the Certificate of Designations fixes the dividends to which holders of Series H Preferred Stock shall be entitled. Such holders are entitled to receive dividends payable in cash (or, through and including the dividend payable on June 30, 1998, at the option of the Issuer, payable in whole or in part in Common Stock valued as set forth below, out of any funds legally available therefor, prior and in preference to any declaration or payment of any dividend (other than a dividend payable in shares of Common Stock of the Issuer) on the Common Stock and to any declaration or payment of any dividend on any other series of Preferred Stock of the Issuer (other than dividends payable in Preferred Stock of the same series and class upon which such dividend is declared and paid), at the rate of $7.00 per share of Series H Preferred Stock per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), payable quarterly on the last day of March, June, September and December of each year, commencing June 30, 1997. Such dividends shall accrue on each share and accrue from day to day, whether or not earned or declared, and shall be cumulative so that if such dividends with respect to any previous quarter dividend period at said rate per share per annum shall not have been paid on or declared and set apart for all shares of Series H Preferred Stock at the time outstanding, the deficiency shall be fully paid on or declared and set apart for such shares before the Issuer makes any distribution (as such term is defined below) to the holders of Common Stock or any other series of Preferred Stock. The term "distribution" as used in Section 1 of the Certificate of Designations means the transfer of cash or property without consideration, whether by way of dividend or otherwise (except a dividend in shares of the Issuer which are junior to the Series H Preferred Stock as to dividends and assets and except as contemplated by the Certificate of Designations) or the purchase or redemption of shares of the Issuer for cash or property (except for the repurchase of Common Stock from employees, directors, consultants and advisers pursuant to the terms of stock purchase agreements existing on the date on which the shares of Series H Preferred Stock are issued to Sub (the "Original Issuance Date") under which such shares are issued), including any such transfer, purchase or redemption by a subsidiary of the Issuer. The time of any distribution by way of dividend shall be the date of declaration thereof and the time of any distribution by purchase or redemption of shares shall be the day cash or property is transferred by the Issuer, whether or not pursuant to a contract of an earlier date; provided that, where a negotiable debt security is issued in exchange for shares the time of the distribution is the date when the Issuer acquires the shares in such exchange. In the event the Issuer exercises its option to pay any dividend in whole or in part in Common Stock, such Common Stock shall be valued as follows: (a) if the Issuer's Common Stock is trading on the New York Stock Exchange (the "NYSE"), at the closing price on the day such dividend accrues (whether or not declared); (b) if the Issuer's stock is not trading on the NYSE but is trading on any other domestic public market, at the price of the last reported bona fide trade in such market; or (c) if the Issuers's stock is not trading on any public market, at a price to be determined by an investment banking firm of national reputation that has not in the prior twelve (12) months performed any investment banking services for the Issuer or any holder of Series H Preferred Stock.

                              PAGE 8 OF 64 PAGES
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Liquidation Preference.

          Pursuant to Section 2(a) of the Certificate of Designations, in the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of Series H Preferred Stock shall be entitled to receive by reason of their ownership thereof, prior and in preference to any distribution of any of the assets of the Issuer to the holders of Common Stock, or to any other series of Preferred Stock that may be issued by the Issuer from time to time, an amount per share in cash equal to the sum of (i) $100.00 for each outstanding share of Series A Preferred Stock, as adjusted for any stock dividends, combinations or splits with respect to such share (the "Original Series A Issue Price"), and (ii) an amount equal to all accrued but unpaid dividends (whether or not declared) on each such share (the "Liquidation Preference").

          Section 2(b) of the Certificate of Designations provides that, after the distributions described in Section 2(a) thereof have been paid, the entire remaining assets of the Issuer legally available for distribution to the stockholders of the Issuer shall be distributed to the holders of any other series of Preferred Stock then outstanding, if any, having a liquidation preference over the Common Stock (to the extent of and in accordance with the liquidation preference rights of such other series of Preferred Stock) and then among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each holder.

          Section 2(c) of the Certificate of Designations provides that if in connection with any Liquidation Event (as defined below) the Issuer's cash funds legally available for distribution to the holders of the Series H Preferred Stock are not sufficient to pay the full Series H Preferred Stock liquidation preference in cash, then any deficiency in the cash payment of the Series H Preferred Stock liquidation preference shall be paid in non-cash assets of the Issuer legally available for distribution to the holders of Series H Preferred Stock. If the cash and non-cash assets legally available for distribution to the holders of the Series H Preferred Stock shall be insufficient to permit the full payment to such holders of the full Series H Preferred Stock liquidation preference, then the entire cash and non-cash assets of the Issuer legally available for distribution shall be distributed ratably among the holders of the Series H Preferred Stock in proportion to the number of such shares owned by each such holder. In connection with the distribution of any non-cash assets in payment of the Series H Preferred Stock liquidation preference, the non-cash assets will be valued at their fair market value, as determined by independent appraisal by an appraiser selected in good faith by the Board of Directors.

          Section 2(d) of the Certificate of Designations provides that, for purposes of Section 2 thereof, a "Liquidation Event" shall mean any Reorganization Transaction (as defined below), liquidation, dissolution, or winding up of the Issuer. A reorganization of the Issuer, for purposes of the Certificate of Designations, shall mean any consolidation or merger of the Issuer with or into another corporation, or other entity or person or any other corporate reorganization, or the sale of all or substantially all of the Issuer's assets to another person, or any transaction by the Issuer in which an excess of 50% of the Issuer's voting power is transferred (each, a "Reorganization Transaction").

                              PAGE  OF 64 PAGES
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Conversion Rights.

          The  holders of the Series  H  Preferred  Stock  shall  have  the
conversion  rights   set   forth   in  Section  4  of  the  Certificate  of
Designations.

          Pursuant to Section 4(a) of the Certificate of Designations, subject to Section 4(c) thereof, each share of Series H Preferred Stock shall be convertible (subject to stockholder approval of the Common Stock issuable upon such conversion as required by the New York Stock Exchange) at the option of the holder thereof, at any time after the Original Issuance Date at the office of the Issuer or any transfer agent for the Series H Preferred Stock, into such number of fully paid and nonassessable shares of the Issuer's Common Stock as is determined by dividing the Liquidation Preference by the Series H Conversion Price (as defined below) then in effect.

          Subsection 4(c)(i) of the Certificate of Designations provides that the Series H Conversion Price shall be $0.715 (Seventy-One and 5/10 Cents) per share, which amount is equal to 110% of the average of the daily closing price per share of the Common Stock on the New York Stock Exchange for the 20 consecutive trading days immediately preceding April 28, 1997.

          Subsection 4(c)(ii) of the Certificate of Designations provides that the Series H Conversion Price shall be subject to certain adjustments. Pursuant to subsection 4(c)(ii)(1), in the event that the Issuer at any time or from time to time after the Original Issuance Date shall declare or pay, without consideration, any dividend on the Common Stock payable in shares of Common Stock or in any right to acquire shares of Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of Common Stock, then the Series H Conversion Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that the Issuer shall declare or pay, without consideration, any dividend on the shares of Common Stock payable in any right to acquire Common Stock for no consideration, then the Issuer shall be deemed to have made a dividend payable in shares of Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire shares of Common Stock.

          Pursuant to subsection 4(c)(ii)(2), if at any time after the Original Issuance Date and while there are any shares of Series H Preferred Stock outstanding, the Issuer shall issue or sell Additional Shares (as defined below) of Common Stock at a Price Per Share (as defined below) less than the Series H Conversion Price in effect immediately prior to such issuance or sale, then the Series H Conversion Price then in effect shall be adjusted to an amount determined by multiplying the Series H Conversion Price in effect immediately prior to the new issuance by a fraction, (A) the numerator of which is equal to the sum of (x) the number of shares of Outstanding Common Stock immediately prior to the issuance of such Additional Shares, and (y) the amount determined by (i) dividing the

                              PAGE 10 OF 64 PAGES
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aggregate  consideration received by the Issuer upon the issuance  of  such
Additional Shares, by (ii) the Series H Conversion Price in effect immediately prior to the issuance of the Additional Shares, and (B) the denominator of which is the number of shares of Outstanding Common Stock immediately after the issuance of such Additional Shares.

          Subsection 4(c)(ii) of the Certificate of Designations provides that, for the purposes of subsection 4(c)(ii), the issuance of any
Convertible Securities shall be deemed an issuance at such time of the Common Stock issuable upon exercise, conversion, or exchange of the such Convertible Securities if the Price Per Share shall be less than the Series H Conversion Price in effect at the time of such issuance. No adjustment of the Series H Conversion Price shall be made under such subsection 4(c)(ii) upon the issuance of any shares of Common Stock which are issued pursuant to the exercise, conversion, or exchange of any Convertible Securities if any adjustment shall previously have been made upon the issuance of any such Convertible Securities as above provided. Any adjustment of the Series H Conversion Price made with respect to the issuance of Convertible Securities shall be reversed if and when any such Convertible Securities expire or are canceled without being exercised, converted, or exchanged so that the Series H Conversion Price in effect immediately upon such cancellation or expiration shall be equal to the Series H Conversion Price which would have been in effect had the expired or canceled Convertible Securities never been issued (but any such reversal of an adjustment shall only apply as to the portion of the Convertible Security which has expired or been canceled), with such additional adjustments as would have been made to the Series H Conversion Price which would have been in effect had such expired or canceled Convertible Securities never been issued.

          The provisions of subsection 4(c)(ii) shall not apply to any issuance or distribution of Additional Shares if by reason of any other provision of Section 4 of the Certificate of Designations an adjustment of the Series H Conversion Price results with respect to such issuance of Additional Shares or if the holders of Series H Preferred Stock are entitled to receive a distribution of such Additional Shares.

          For purposes of subsection 4(c)(ii) of the Certificate of Designations, the following definitions apply:

          "Additional Shares" shall mean shares of Common Stock (including Common Stock deemed issued upon the issuance of Convertible Securities), other than Excluded Additional Shares (the issuance of which shall not result in any adjustment of the Series H Conversion Price). "Convertible Securities" shall mean any securities (whether debt or equity) issued by the Issuer which are exercisable, convertible, or exchangeable into or for shares of Common Stock.

          "Excluded Additional Shares" shall mean: (1) Any Existing Securities, excluding any increase in the Common Stock or Convertible Securities which may be issued pursuant to Existing Securities as a result of any modifications or amendments to Existing Securities occurring after the Original Issuance Date; (2) any Common Stock or Convertible Securities issued after the Original Issuance Date to any employee, consultant, advisor, officer, or director of the Issuer or any subsidiary thereof

                              PAGE 11 OF 64 PAGES
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


pursuant to any incentive or compensation agreement, arrangement, or plan approved by the Board of Directors; (3) any Common Stock issued in connection with any stock dividend on the Common Stock which is also payable to the Series H Preferred Stock pursuant to any provision of
Section 4 of the Certificate of Designations; or (4) any Common Stock issued upon conversion of the Series H Preferred Stock.

          "Existing Securities" shall mean any Common Stock or Convertible Securities issued with respect to any options, notes, rights, warrants, or other securities of the Issuer outstanding as of the Original Issuance Date, and shall include all shares of Series H Preferred Stock issued as of the Original Issuance Date.

          "Outstanding Common Stock" shall mean all shares of Common Stock of the Issuer outstanding (on a fully diluted basis) at the time of a calculation under paragraph 4(c)(ii), assuming for this purpose that all then-outstanding Convertible Securities are then deemed exercised, converted, or exchanged into shares of Common Stock.

          "Price Per Share" shall be determined as follows:

(1) In the case of an issuance of shares of Common Stock for cash, the Price Per Share shall mean the per share cash consideration received by the Issuer for such shares.

(2) The Price Per Share for purposes of Convertible Securities shall mean the amount equal to the consideration received by the Issuer upon the issuance of such Convertible Securities, plus the amount of consideration payable to the Issuer upon exercise, conversion, or exchange thereof, divided by the aggregate number of shares of Common Stock that would be issued if all such Convertible Securities were exercised, exchanged, or converted.

(3) The Price Per Share for purposes of Convertible Securities shall be determined in each instance as of the date of issuance of the Convertible Securities without giving effect to any possible future price adjustments or rate adjustments pursuant to the provisions of such Convertible Securities which may result from any adjustments in the Series H Conversion Price pursuant to the provisions of Section 4 of the Certificate of Designations.

(4) If a part or all of the consideration received by the Issuer in connection with the issuance of securities consists of property other than cash, the value of such consideration shall be the fair market value of such property as determined by the Board of Directors in good faith.

          Section 4(d) of the Certificate of Designations provides that, in the event the Issuer shall declare a distribution payable in securities of other persons, in evidences of indebtedness issued by the Issuer or other persons or in assets (excluding cash dividends) or in rights not referred to in subsection 4(c)(ii), then, in each such case for the purpose of
Section 4(d), the holders of Series H Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Issuer into which their shares of Series H Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Issuer entitled to receive such a distribution.

                              PAGE 12 OF 64 PAGES
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

          Pursuant to Section 4(e) of the Certificate of Designations, if at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or reclassification), provision shall be made so that the holders of Series H Preferred Stock shall thereafter be entitled to receive, upon conversion of their Series H Preferred Stock, the number of shares of stock or other securities or property of the Issuer, or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled in such recapitalization as if converted immediately prior to such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of Section 4 of the Certificate of Designations with respect to the rights of the holders of Series H Preferred Stock after the recapitalization to the end that the provisions of Section 4 (including adjustment of the Series H Conversion Price, if applicable, then in effect and the number of shares receivable upon conversion of Series H Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

          Pursuant to Section 4(f) of the Certificate of Designations, the Issuer will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under the Certificate of Designations by the Issuer but will at all times in good faith assist in the carrying out of all the provisions of Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series H Preferred Stock against impairment.

Voting Rights.

          Pursuant to Section 6 of the Certificate of Designations, the holder of each share of Series H Preferred Stock shall have the right to one vote for each share of Common Stock into which such Series H Preferred Stock could then be converted (with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share). Shares of Series H Preferred Stock shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Certificate of Designations, to notice of any stockholders' meeting in accordance with the bylaws of the Issuer. Subject to the provisions of Section 7 of the Certificate of Designations, shares of Series H Preferred Stock shall vote with holders of Common Stock as a single class with respect to any question upon which holders of Common Stock have the right to vote; provided, however, that the holders of Series H Preferred Stock will vote as a class on matters to which a class vote is required under Delaware law.

Restrictions and Limitations

          Pursuant to Section 7 of the Certificate of Designations, without the vote or written consent of the holders of at least eighty percent (80%) of the then outstanding shares of Series H Preferred Stock, the Issuer will not:

(a) Authorize or issue, or obligate itself to issue, any other equity security (including any security convertible into or exercisable for any equity security) senior to or at parity with the Series H Preferred Stock

                              PAGE 13 OF 64 PAGES
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

as to dividend rights, redemption rights or liquidation preferences or which have voting rights as to matters upon which the holders of Common Stock are entitled to vote that provide for more votes in any such matters than one vote for each share of Common Stock into which such equity security could then be converted into Common Stock in accordance with the conversion rights of such equity security;

(b) Amend its Certificate of Incorporation (including the Certificate of Designations) if such amendment would adversely affect any of the rights, preferences or privileges provided for therein or herein for the benefit of the shares of Series H Preferred Stock; or

(c) Engage in a Reorganization Transaction that would adversely affect any of the rights, preferences or privileges of the Series H Preferred Stock.

No Preemptive Rights

          Pursuant to Section 9 of the Certificate of Designations, the holders of the Series H Preferred Stock shall not have any preemptive rights.


Item 5.   SECURITY AND ISSUER

          Paragraph (a) of Item 5 of Schedule 13D is hereby amended in its entirety to read as set forth below:

     (a) As of the date of this Amendment No. 4, each of C2000 and Sub beneficially owns a total of approximately 78,307,920 shares of Common Stock, consisting of:

(i) 36,349,878 shares of Common Stock and

(ii) 300,000 shares of Series H Preferred Stock, convertible at the option of Sub into approximately 41,958,041 shares of Common Stock.

If Sub were to exercise its existing right as of the date of this Amendment No. 4 to convert all of the 300,000 shares of Series H Preferred Stock that it holds into approximately 41,958,041 shares of Common Stock, then each of C2000 and Sub would be the beneficial owner of approximately 78,307,920 shares of Common Stock, representing on such conversion date a beneficial ownership of approximately 72% of the approximately 109,005,433 shares of Common Stock that would be issued and outstanding as the result of such exercise, based upon Issuer's representation in its Annual Report on Form 10-K for the fiscal year ended September 30, 1996 that 67,047,392 shares of Common Stock were outstanding as of December 12, 1996.

                        PAGE 14 OF 64 PAGES

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


Item 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 of Schedule 13D is hereby amended by the addition of Exhibit K.

Exhibit K:  Preferred Stock Purchase Agreement, dated April 28, 1997, by and between Sub and Issuer, together with Exhibits A and B thereto.

                        PAGE 15 OF 64 PAGES

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
                            SCHEDULE I

          Schedule I of Schedule 13D is amended in its entirety to read as follows:

                        COMPUTER 2000, INC.

COMPUTER 2000, INC. BOARD OF DIRECTORS

Name:          Martin Loeffler
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Director - Corporate Controlling, Computer 2000 AG
Citizenship:   German

Name:          Richard Obermaier
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Manager, Controlling Department, Computer 2000 AG
Citizenship:   German

Name:          Juergen Wendt
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich
               Germany
Occupation/
  Employment:  Director - Corporate Treasury, Computer 2000 AG
Citizenship:   German


COMPUTER 2000, INC. EXECUTIVE OFFICERS

Name:          Martin Loeffler, President
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich
               Germany
Occupation/
  Employment:  Director - Corporate Controlling, Computer 2000 AG
Citizenship:   German

                        PAGE 16 OF 64 PAGES

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


Name:          Juergen Wendt, Vice President & Treasurer
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich
               Germany
Occupation/
  Employment:  Director - Corporate Treasury, Computer 2000 AG
Citizenship:   German

Name:          Richard Obermaier, Secretary
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Manager, Controlling Department, Computer 2000 AG
Citizenship:   German

                        PAGE 17 OF 64 PAGES

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
                         COMPUTER 2000 AG

COMPUTER 2000 AG MANAGEMENT BOARD

Name:          Walter von Szczytnicki, Chairman
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of Computer 2000 AG;
               Member of the Management Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Dieter Bock
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Computer 2000 AG
Citizenship:   German

Name:          Pertti Ervi
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Computer 2000 AG
Citizenship:   Finnish

Name:          Manfred Guenzel
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Computer 2000 AG
Citizenship:   German

Name:          Dr. Harry Krischik
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Computer 2000 AG
Citizenship:   German

                        PAGE 18 OF 64 PAGES

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


COMPUTER 2000 AG SUPERVISORY BOARD


Name:          Dr. Helmut Burmester, Chairman
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Chairman of the Management Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Dr. Arno Puhlmann
Address:       c/o Bayerische Vereinsbank
               Kardinal-Faulhaber-Str. 14
               80333 Munich, Germany
Occupation/
  Employment:  Member of the Board of Bayerische Vereinsbank AG (retired)
Citizenship:   German

Name:          Klaus-Dieter Laessker
Address:       Colonia Versicherungs AG
               Colonia-Allee 10-20
               51067 Cologne, Germany
Occupation/
  Employment:  Colonia Verischerung AG, Chairman of  the  Board;  Nordstern
               Allgemeine Versicherungs AG, Chairman of the Board
Citizenship:   German

Name:          Maximilian Ardelt, Vice-Chairman
Address:       VIAG AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Chairman  of  the  Supervisory Board of Kloeckner & Co.  AG;
               Member of the Management Board of VIAG AG
Citizenship:   German

Name:          Michael Huetten
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Member of the Board of Kloeckner & Co. AG
Citizenship:   German

                        PAGE 19 OF 64 PAGES

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
Name:          Susanne Frey, Employees' Representative
Address:       Computer 2000 GmbH
               Baierbrunner Str. 31
               81379 Munich, Germany
Occupation/
  Employment:  Manager Sales/Marketing Components Department, Computer 2000
               GmbH
Citizenship:   German

Name:          Paul Holdschik, Employees' Representative
Address:       Computer 2000 GmbH
               Baierbrunner Str. 31
               81379 Munich, Germany
Occupation/
  Employment:  Manager Tele-Sales Department, Computer 2000 GmbH
Citizenship:   German

Name:          Norbert Sourek, Employees' Representative
Address:       Computer 2000 GmbH
               Baierbrunner Str. 31
               81379 Munich, Germany
Occupation/
  Employment:  Manager Legal Department, Computer 2000 GmbH
Citizenship:   German


                        PAGE 20 OF 64 PAGES

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
                        KLOECKNER & CO. AG

KLOECKNER & CO. AG MANAGEMENT BOARD

Name:          Dr. Helmut Burmester, Chairman
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Chairman of the Management Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Raimund Muesers
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Member of the Management Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Carl H. Graf von Pueckler
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Member of the Management Board of Kloeckner & Co. AG
Citizenship:   German

Name:          Michael Huetten
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Member of the Management Board of Kloeckner & Co. AG
Citizenship:   German

                        PAGE 21 OF 64 PAGES

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

Name:          Walter von Szczytnicki
Address:       Computer 2000 AG
               Wolfratshauser Str. 84
               81379 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of Computer 2000 AG;
               Member of the Management Board of Kloeckner & Co. AG
Citizenship:   German


                        PAGE 22 OF 64 PAGES

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
KLOECKNER & CO. AG SUPERVISORY BOARD

Name:          Maximilian Ardelt, Chairman
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Vice Chairman of the  Supervisory Board of Computer 2000 AG;
               Chairman of the Supervisory  Board  of  Kloeckner  & Co. AG;
               Member of the Management Board of VIAG AG
Citizenship:   German

Name:          Dr. Kurt Hochheuser
Address:       Commerzbank AG
               Benrather Str. 19
               40213 Duesseldorf, Germany
Occupation/
  Employment:  Member of the Management Board of Commerzbank AG
Citizenship:   German

Name:          Dr. Manfred Klis
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerk AG
Citizenship:   German

Name:          Dr. Otto Majewski
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of Bayernwerk AG
Citizenship:   German

Name:          Dr. Georg Obermeier
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of VIAG AG
Citizenship:   German

                        PAGE 23 OF 64 PAGES

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

Name:          Guenter Domke
Address:       HBV
               Friedrich-Ebert-Str. 59-61
               40210 Duesseldorf, Germany
Occupation/
  Employment:  Union Secretary, HBBV
Citizenship:   German

Name:          Bernhard Doblinger
Address:       Kloeckner Stahlhandel GmbH
               Auweg 40
               93055 Regensburg, Germany
Occupation/
  Employment:  Chairman  of the Staff Council; Vice-Chairman of the  Staff-
               Council of the Group of Kloeckner & Co. AG
Citizenship:   German

Name:          Dr. Wolf Roth
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Lawyer, Kloeckner & Co. AG
Citizenship:   German

Name:          Horst Schmidt, Vice Chairman
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Vice Chairman  of  the  Supervisory Board of Kloeckner & Co.
               AG; Representative of the Trade Council
Citizenship:   German

Name:          Jutta Kuthning
Address:       Kloeckner & Co. AG
               Kloeckner Haus
               Neudorfer Str. 3-5
               47057 Duisburg, Germany
Occupation/
  Employment:  Employee of Kloeckner & Co. AG
Citizenship:   German

                        PAGE 24 OF 64 PAGES

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

Name:          Peter Berkessel
Address:       HBV
               Kanzlerstr. 8
               40728 Duesseldorf, Germany
Occupation/
  Employment:  Main Management, Board of Trade Union
Citizenship:   German

                        PAGE 25 OF 64 PAGES

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
                           BAYERNWERK AG

BAYERNWERK AG MANAGEMENT BOARD

Name:          Dr. Otto Majewski, Chairman
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of Bayernwerke AG
Citizenship:   German

Name:          Eberhard Wild
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerk AG
Citizenship:   German


Name:          Willi Gerner
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerk AG
Citizenship:   German


Name:          Dr. Manfred Klis
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerke AG
Citizenship:   German


Name:          Klaus Forster
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerke AG
Citizenship:   German

                        PAGE 26 OF 64 PAGES

PAGE

Name:          Rainer Frank Elsaesser
Address:       Bayernwerk AG
               Nymphenburger Str. 39
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of Bayernwerke AG
Citizenship:   German


BAYERNWERK AG SUPERVISORY BOARD

Name:          Dr. Georg Obermeier, Chairman
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of VIAG AG
Citizenship:   German

Name:          Edmond Alphandery
Address:       32, rue de Monceau
               F-75008 Paris, France
Occupation/
  Employment:  President du Conseil d'Administration d'EDF, Paris
Citizenship:   French

Name:          Ministerialdirektor Gerhard Flaig
Address:       Bayer. Staatsministerium der Finanzen
               Odeonsplatz 4
               80333 Munich, Germany
Occupation/
  Employment:  Head of the government department  of  the  Bavarian Finance
               Ministry; government official
Citizenship:   German


Name:          Prof. Dr. Joachim Milberg
Address:       Bayerische Motorenwerke AG
               Knorrstr. 147
               80937 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of BMW AG.
Citizenship:   German

                        PAGE 27 OF 64 PAGES

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

Name:          Dr. Klaus Rauscher
Address:       Bayerische Landesbank Girozentrale
               Brienner Str. 20
               80333 Munich, Germany
Occupation/
  Employment:  Member  of  the  Management  Board of Bayerische  Landesbank
               Girozentrale
Citizenship:   German

Name:          Dipl.-Kfm. Jochen Schirner
Address:       VAW Aluminium AG
               Georg-von-Bogelager-Str. 25
               53117 Bonn, Germany
Occupation/
  Employment:  Chairman of the Management Board of VAW Aluminium AG
Citizenship:   German

Name:          Dr. Paul Siebertz
Address:       Bayerische Vereinsbank AG
               Am Tucherpark 16
               80538 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of BV AG
Citizenship:   German

Name:          Heribert Spaeth
Address:       Max-Josef-Str. 4
               80333 Munich, Germany
Occupation/
  Employment:  Honorary   president   of  the  German   Central   Craftsman
               Association
Citizenship:   German

Name:          Prof. Rudolf Streicher
Address:       Steyr-Daimler-Puch AG
               Liebenauer Hauptstr. 317
               A-8041 Graz, Austria
Occupation/
  Employment:  Chairman of the Management Board
Citizenship:   Austrian

Name:          Dr. Georg Freiherr von Waldenfels
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of VIAG AG
Citizenship:   German

                        PAGE 28 OF 64 PAGES

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
Name:          Juergen Feuchtmann
Address:       OeTV Bezirksverwaltung Bayern
               Schwanthaler Str. 64
               80336 Munich, Germany
Occupation/
  Employment:  District Managing Director, OeTV Trade Union of Bavaria
Citizenship:   German

Name:          Karl-Heinz Gassner
Address:       Betriebsdir. KW Pleinting
               Postfach 0229
               94474 Vilshofen, Germany
Occupation/
  Employment:  Factory Director, Pleinting
Citizenship:   German

Name:          Johann Kaltenhauser
Address:       BR-Vorsitzender KK I 2 GmbH
               Postfach 1106
               84051 Essenbach, Germany
Occupation/
  Employment:  Chairman of the Staff Council, Driver in a nuclear plant
Citizenship:   German

Name:          Ernst Lichtenegger
Address:       Bayernwerk Wasserkraft AG
               84513 Toeging, Germany
Occupation/
  Employment:  Chairman of the Staff Council; metal worker, WL Inn
Citizenship:   German

Name:          Branko Rakidzija
Address:       Vorstandssekretariat 5
               Geschaeftsfuehrer Bereich
               Ver- und Entsorgung
               Theodor-Heuss-Str. 2
               70174 Stuttgart, Germany
Occupation/
  Employment:  Managing Director, Member  of  the  Management  Board of the
               Group of the Trade Union OeTV
Citizenship:   German

                        PAGE 29 OF 64 PAGES

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

Name:          Peter Ringlstetter
Address:       KK 1 GmbH
               84051 Ohn, Germany
Occupation/
  Employment:  Chairman of the Staff Council, metal worker
Citizenship:   German

Name:          Xavier Spangler
Address:       Energieversorgung
               Ostbayern 16
               Prueferingerstr. 20
               93049 Regensburg, Germany
Occupation/
  Employment:  Businessman
Citizenship:   German

Name:          Michael Wendl
Address:       OeTV-Bayern
               Schwanthalerstr. 64
               80336 Munich, Germany
Occupation/
  Employment:  District Managing Director, OeTV Trade Union of Bavaria
Citizenship:   German

Name:          Sabine Wetzel
Address:       Thueringer Energie AG
               Schwerbornerstr. 30
               99087 Erfurt, Germany
Occupation/
  Employment:  Chairwoman of the Group Staff Council
Citizenship:   German

Name:          Manfred Wolter
Address:       Grosskraftwerk Franken AG
               Felsenstr. 14
               90449 Germany
Occupation/
  Employment:  Chairman of the Staff Council, Controller of a Nuclear Block
Citizenship:   German

                        PAGE 30 OF 64 PAGES

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
                              VIAG AG

VIAG AG MANAGEMENT BOARD

Name:          Dr. Georg Obermeier, Chairman
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Chairman of the Management Board of VIAG AG
Citizenship:   German

Name:          Dr. Georg Freiherr von Waldenfels
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Management Board of VIAG AG
Citizenship:   German

Name:          Rainer Grohe
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Member of the Managment Board of VIAG AG
Citizenship:   German


Name:          Maximilian Ardelt
Address:       VIAG AG
               Nymphenburger Str. 37
               80335 Munich, Germany
Occupation/
  Employment:  Deputy  Chairman  of the Supervisory Board of Computer  2000
               AG; Chairman of the Supervisory Board of Kloeckner & Co. AG;
               Member of the Management Board of VIAG AG
Citizenship:   German

                        PAGE 31 OF 64 PAGES

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


VIAG AG SUPERVISORY BOARD

Name:          Dr. Jochen Holzer, Chairman
Address:       Brienner Str. 9
               80333 Munich, Germany
Occupation/
  Employment:  Chairman of the Supervisory Board of VIAG AG
Citizenship:   German

Name:          Guenter Malott, Vice Chairman
Address:       IG Chemie Papier Keramik
               Koenigsworther Platz 6
               30167 Hannover, Germany
Occupation/
  Employment:  Vice Chairman of the Supervisory Board of VIAG AG; Secretary
               of the Management Board,  Member  of the Management Board of
               IG Chemie-Papier-Keramik
Citizenship:   German


Name:          Ministerialdirektor Dr. Rudolf Hanisch
Address:       Amtschef der Bayerischen Staatskanzlei
               Franz-Josef-Strauss-Ring 1
               80539 Munich, Germany
Occupation/
  Employment:  Head  of  the government department of  the  Bavarian  state chancellery; government official
Citizenship:   German

Name:          Hans-Olaf Henkel
Address:       Bundesverband der Deutschen Industrie e.V.
               Gustav-Heinemann-Ufer 84-88
               50968 Cologne, Germany
Occupation/
  Employment:  President of BDI e.V.
Citizenship:   German

Name:          Dr. Juergen Krumnow
Address:       Deutsche Bank AG
               Taunusanlage 12
               60325 Frankfurt/Main, Germany
Occupation/
  Employment:  Member of the Board of Directors
Citizenship:   German

                        PAGE 32 OF 64 PAGES

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

Name:          Dr. Eberhard Martini
Address:       Bayerische Hypotheken- und Wechsel-Bank
               Arabellastr. 12
               81925 Munich, Germany
Occupation/
  Employment:  Speaker of the Management Board
Citizenship:   German

Name:          Friedel Neuber
Address:       Westdeutsche Landesbank Girozentrale
               Herzogstr. 15
               40217 Duesseldorf, Germany
Occupation/
  Employment:  Chairman of the Management Board
Citizenship:   German

Name:          Dr. Alfred Pfeiffer
Address:       c/o SKW-Trostberg AG
               Dr.-Albert-Frank-Str. 32
               83308 Trostberg, Germany
Occupation/
  Employment:  Member of the Supervisory Board of VIAG AG
Citizenship:   German

Name:          Edzard Reuter
Address:       Daimler-Benz AG
               Epple Str. 225
               70567 Stuttgart, Germany
Occupation/
  Employment:  Member of the Supervisory Board of VIAG AG
Citizenship:   German

Name:          Dr. Albrecht Schmidt
Address:       Bayerische Vereinsbank AG
               Kardinal-Faulhaber-Str. 14
               80333 Munich, Germany
Occupation/
  Employment:  Speaker of the Management Board
Citizenship:   German

                        PAGE 33 OF 64 PAGES

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

Name:          Dr. Wilhelm Winterstein
Address:       Bankhaus Merck, Fink & Co.
               Pacellistr. 16
               80333 Munich, Germany
Occupation/
  Employment:  Chairman of the Board of Directors
Citizenship:   German

Name:          Peter Fassbender
Address:       VAW Aluminium AG Erftwerk
               Aluminium Str. 2
               41515 Grevenbroich, Germany
Occupation/
  Employment:  Chairman of the Staff Council
Citizenship:   German

Name:          Elisabeth Hehl
Address:       ZARGES Leichtbau GmbH
               Postfach
               82362 Weilheim, Germany
Occupation/
  Employment:  Chairwoman of the Group Staff Council
Citizenship:   German

Name:          Willi Hemer
Address:       IG Metall Vorstand
               Abt. Gewerkschaftliche Betriebspolitik
               Lyoner Str. 32
               60519 Frankfurt/Main, Germany
Occupation/
  Employment:  Secretary of the Management Board
Citizenship:   German

Name:          Dr. Peter Kniep
Address:       SKW Trostberg AG
               Dr.-Albert-Frank-Str. 32
               83308 Trostberg, Germany
Occupation/
  Employment:  Factory Director
Citizenship:   German

                        PAGE 34 OF 64 PAGES

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

Name:          Horst Kraemer
Address:       Schmalbach-Lubeca AG
               Im Werk 44
               Hauptstr. 170
               56575 Weissenthurm, Germany
Occupation/
  Employment:  Chairman of the Staff Council at Plant 44
Citizenship:   German

Name:          Armin Schreiber
Address:       Bayernwerk AG
               WL KKW Grafenrheinfeld
               97506 Grafenrheinfeld, Germany
Occupation/
  Employment:  Chairman of the Staff
Citizenship:   German

Name:          Horst Seidel
Address:       SHS Organisationsberatung
               Kirchhof 5
               31848 Bad Muender, Germany
Occupation/
  Employment:  Owner
Citizenship:   German

Name:          Friedel Unterberg
Address:       Gerresheimer Glas AG
               Heyestr. 178
               40625 Duesseldorf, Germany
Occupation/
  Employment:  Chairman of the Group Staff Council
Citizenship:   German

Name:          Josef Wolferstetter
Address:       SKW Trostberg AG
               Dr.-Albert-Frank-Str. 32
               83308 Trostberg, Germany
Occupation/
  Employment:  Member of the Central Staff Council
Citizenship:   German




                        PAGE 35 OF 64 PAGES

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
                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Dated:  May 6, 1997




                              COMPUTER 2000 AG

                              By: /s/ Manfred Guenzel
                              Name:  Manfred Guenzel
                              Title: Member of the Management Board

                              By: /s/ Dr. Harry Krischik
                              Name:  Dr. Harry Krischik
                              Title: Member of the Management Board


                              COMPUTER 2000, INC.


                              By: /s/ Richard Obermaier
                              Name:  Richard Obermaier
                              Title: Corporate Secretary and Director


PAGE

                     EXHIBIT K TO SCHEDULE 13D

Preferred Stock Purchase Agreement, dated April 28, 1997, by and between Computer 2000, Inc. and AmeriQuest Technologies, Inc., together with Exhibit A (Form of Certificate of Designations) and Exhibit B (Form of Opinion of Counsel) thereto.

                        PAGE 37 OF 64 PAGES

PAGE

          This PREFERRED STOCK PURCHASE AGREEMENT, dated April 28, 1997 (together with the exhibits appended hereto, the "Agreement"), is made and entered into by and between Computer 2000, Inc., a Delaware corporation ("Purchaser"), and AmeriQuest Technologies, Inc., a Delaware corporation ("Company").


                       W I T N E S S E T H:


          WHEREAS, the Company has authorized the sale and issuance of 300,000 shares of its Series H Cumulative Convertible Preferred Stock, par value $0.001 per share (the "Preferred Stock"), a new series of preferred stock that has in addition to those powers, designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof set forth in the Company's Certificate of Incorporation, as amended (the "AQS Certificate of Incorporation"), those additional powers, designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, in each case, as fixed in the Certificate of Designations, dated April 25, 1997, in the form attached hereto as Exhibit A (the "Certificate of Designations"); and

          WHEREAS, the Company desires to sell, and the Purchaser desires to purchase, 300,000 shares of Preferred Stock (the "Shares") on the terms and subject to the conditions set forth in this Agreement; and

          WHEREAS, the purchase of the Preferred Stock as contemplated herein is intended to fulfill the commitment of Computer 2000 AG, the parent company of the Purchaser, to provide the Company with additional financing early in calendar year 1997,

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                             ARTICLE 1

                    SALE OF SHARES AND CLOSING

          1.1 ISSUANCE AND SALE; PURCHASE OF SHARES. Subject to the terms and conditions hereof, on the Closing Date (as defined herein) the Company agrees to issue and sell to the Purchaser, and the Purchaser agrees to purchase from the Company, the Shares.

          1.2 PURCHASE PRICE. The aggregate payment to be made by Purchaser for the Shares shall be $30,000,000, equal to a purchase price of $100.00 per share (the "Purchase Price"), payable in the manner provided in
Section 1.3.

                        PAGE 38 OF 64 PAGES - EXHIBIT K

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
          1.3 CLOSING. The closing shall take place at 10:00 A.M. local time at the offices of Gibson, Dunn & Crutcher LLP, Irvine, California (the "Closing"), or at such other place as the Purchaser and the Company shall mutually agree, on May 1, 1997, or on such other time and date as the Purchaser and the Company shall mutually agree (the "Closing Date").

          (a) At the Closing, the Purchaser shall pay to or for the benefit of the Company the Purchase Price by wire transfer of immediately available funds to such account or accounts as the Company and the Purchaser shall mutually agree.

          (b) Simultaneously, the Company shall assign and transfer to the Purchaser good and valid title in and to the Shares by delivering to the Purchaser a certificate or certificates representing the Shares.


                             ARTICLE 2

       REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF COMPANY

          The Company hereby represents, warrants and agrees as follows:

          2.1 ORGANIZATION OF COMPANY. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, including without limitation to issue, sell and transfer (pursuant to this Agreement) the Shares. The Company is duly qualified, licensed or admitted to do business and is in good standing in all jurisdictions in which the ownership, use or leasing of its assets, or the conduct or nature of its business, makes such qualification, licensing or admission necessary and in which the failure to be so qualified, licensed or admitted and in good standing could reasonably be expected to have an adverse effect on the validity or enforceability of this Agreement or on the ability of the Company to perform its obligations hereunder.

          2.2 AUTHORITY. The execution and delivery by the Company of this Agreement, and the performance by the Company of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Company, no other corporate action on the part of the Company being necessary. No consent, approval or action of the Company's stockholders, including but not limited to stockholder consents, approvals or actions mandated by the policies, practices or procedures of the New York Stock Exchange, is necessary in connection with the issuance or sale of the Shares to Purchaser as contemplated in this Agreement. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws relating to or affecting the enforcement of creditors' rights generally.

                        PAGE 39 OF 64 PAGES - EXHIBIT K

PAGE

          2.3 SHARES AND COMMON STOCK DULY AUTHORIZED AND VALIDLY ISSUED. The Shares are duly authorized, validly issued, outstanding, fully paid and nonassessable. The Company's common stock, par value $0.01 per share (the "Common Stock"), into which the Shares may be converted, as provided in the Certificate of Designations, is duly authorized and, upon the Purchaser's exercise of its right to convert Shares into shares of Common Stock, such Common Stock will be validly issued, outstanding, fully paid and nonassessable. Upon exercise by the Purchaser of its right to convert Shares into Common Stock, the delivery of a certificate or certificates representing such Common Stock will transfer to the Purchaser good and valid title to the Common Stock, free and clear of all Liens. The delivery of a certificate or certificates at the Closing representing the Shares in the manner provided in Section 1.3 will transfer to the Purchaser good and valid title to the Shares, free and clear of all Liens. As used in this Agreement, "Liens" means any pledge, assessment, security interest, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale contract or other contract to give any of the foregoing.

          2.4 NO CONFLICTS. The execution and delivery by the Company of this Agreement do not, and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the AQS Certificate of Incorporation or the Company's by-laws;

          (b) conflict with or result in a violation or breach of any term or provision of any Law or Order (each, as defined below) applicable to the Company; or

          (c) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, any contract or license to which the Company is a party or by which any of its assets is bound or result in the creation or imposition of any Lien upon the Company or any of its assets or upon the Shares or any shares of Common Stock.

As used in this Agreement, "Law" means any law, statute, rule, regulation, ordinance or other pronouncement having the effect of law in the United States or in any other country, or in any state, providence, county, city or other political subdivision thereof. As used in this Agreement, "Order" means any writ, judgment, decree, injunction or similar order of any governmental or regulatory authority of the United States or of any other country, or of any state, providence, county, city or other political subdivision thereof (in each such case, whether preliminary or final).

          2.5 GOVERNMENTAL APPROVALS AND FILINGS. No consent, approval or action of, filing with or notice to any governmental or regulatory authority on the part of the Company is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

          2.6  LEGAL PROCEEDINGS.   Other  than the action captioned Kenfil
v. R.L.I. and the action captioned Leading Edge v. AmeriQuest Technologies, Inc., there are no Actions or Proceedings (as defined below) pending or, to the knowledge of the Company, threatened relating to or affecting the

                        PAGE 40 OF 64 PAGES - EXHIBIT K

PAGE

Company or any of its assets which (a) could reasonably be expected to result in (i) any materially adverse change in the business, prospects, financial condition, affairs, operations or equity ownership of the Company or any of its assets or (ii) any material impairment of the right or ability of the Company to carry on its business as now conducted or as proposed to be conducted or (b) which question the legality or validity of this Agreement or the transactions contemplated herein, or any action taken or to be taken in connection herewith, or which seeks to prevent the consummation of any transaction contemplated hereby by restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein. As used in this Agreement, "Actions or Proceedings" means any action, suit, proceeding, arbitration or governmental or regulatory authority investigation or audit.

          2.7 STOCKHOLDER APPROVALS. The Company agrees to use its best efforts to obtain as soon as reasonably possible all consents, approvals and/or actions of the Company's stockholders as may be necessary to authorize the issuance of the Shares and of shares of Common Stock issuable upon conversion of Shares, including but not limited to stockholder consents, approvals or actions mandated by the policies, practices or procedures of the New York Stock Exchange or required by the Company's Certificate of Incorporation, by the Company's By-Laws, by the Certificate of Designations, by Delaware law, or otherwise.

          2.8 REGISTRATION RIGHTS. The Company agrees to use its best efforts to cause all shares of Common Stock issued to the Purchaser upon the conversion of Shares to be treated as "Registrable Securities," as that term is defined in the Registration Rights Agreement, dated August 7, 1995, by and among the Company, Computer 2000 AG and the Purchaser (the "Registration Rights Agreement"), and to cause all such shares of Common Stock, upon issuance, to be entitled to the registration rights set forth in the Registration Rights Agreement.


                             ARTICLE 3

      REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF PURCHASER

          The Purchaser hereby represents, warrants and agrees as follows:

          3.1 ORGANIZATION. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Purchaser has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

          3.2 AUTHORITY. The execution and delivery by the Purchaser of this Agreement, and the performance by the Purchaser of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Purchaser, no other corporate action on the part of the Purchaser or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization and other similar laws

                        PAGE 41 OF 64 PAGES - EXHIBIT K

PAGE
relating to or affecting the enforcement of creditors' rights generally.

          3.3 NO CONFLICTS. The execution and delivery by the Purchaser of this Agreement do not, and the performance by the Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

          (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or by-laws or other comparable corporate charter document of the Purchaser;

          (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to the Purchaser or any of its assets; or

          (c) conflict with or result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, any contract or license to which the Purchaser is a party or by which any of its assets is bound.

          3.4 LEGAL PROCEEDINGS. There are no Actions or Proceedings pending or, to the knowledge of the Purchaser, threatened relating to or affecting the Purchaser or any of its assets which question the legality or validity of this Agreement or the transactions contemplated herein, or any action taken or to be taken in connection herewith, or which seeks to prevent the consummation of any transaction contemplated hereby by restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated herein.

          3.5 PURCHASE WITHOUT VIEW TO DISTRIBUTE. The Purchaser represents and warrants to the Company that the Shares are being acquired by the Purchaser for its own account, not with a view to resale or distribution within the meaning of the Securities Act of 1933, as amended, and the rules and regulations thereunder, and Purchaser will not distribute the Shares in violation of such Act.

          3.6 PURCHASER'S KNOWLEDGE AND EXPERIENCE. The Purchaser represents that its knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risks of its purchase of the Shares, as contemplated by this Agreement; provided, however, that the Purchaser's representation set forth in this Section 3.6 shall in no way prejudice or otherwise affect the Purchaser's right to rely upon and enforce the Company's representations, warranties, agreements, covenants and obligations contained in this Agreement or imposed by any applicable Law.

                        PAGE 42 OF 64 PAGES - EXHIBIT K

PAGE

                             ARTICLE 4

              CONDITIONS TO OBLIGATIONS OF PURCHASER

          The obligations of the Purchaser hereunder are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by the Purchaser in its sole discretion):

          4.1 REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties made by the Company in this Agreement (other than those made as of a specified date earlier than the Closing Date) shall be true and correct in all material respects on and as of the Closing Date as though such representation or warranty had been made on and as of the Closing Date, and any representation or warranty made as of a specified date earlier than the Closing Date shall have been true and correct in all material respects on and as of such earlier date.

          4.2 PERFORMANCE. The Company shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company at or before the Closing.

          4.3 ORDERS AND LAWS. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, and there shall not be pending or threatened on the Closing Date any Action or Proceeding or any other Action which could reasonably be expected to result in the issuance of any such Order, or the enactment, promulgation or deemed applicability to the Purchaser, the Company or any of the transactions contemplated by this Agreement.

          4.4 OPINION OF COUNSEL. The Purchaser shall have received the opinion of Gibson, Dunn & Crutcher, counsel to the Company, dated the Closing Date, substantially in the form and to the effect of Exhibit B hereto.


                             ARTICLE 5

               CONDITIONS TO OBLIGATIONS OF COMPANY

          The obligations of the Company hereunder are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by the Company in its sole discretion):

          5.1 REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties made by the Purchaser in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though such representation or warranty had been made on and as of the Closing Date.

                        PAGE 43 OF 64 PAGES - EXHIBIT K

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

          5.2 PERFORMANCE. The Purchaser shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Purchaser at or before the Closing.

          5.3 ORDERS AND LAWS. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, and there shall not be pending or threatened on the Closing Date any Action or Proceeding or any other Action which could reasonably be expected to result in the issuance of any such Order, or the enactment, promulgation or deemed applicability to the Purchaser, the Company or any of the transactions contemplated by this Agreement.


                             ARTICLE 6

             SURVIVAL OF REPRESENTATIONS, WARRANTIES,
                     COVENANTS AND AGREEMENTS

          6.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The Company and the Purchaser shall have the right to rely fully upon the representations, warranties, covenants and agreements of the other party contained in this Agreement. The representations, warranties, covenants and agreements of the Company and the Purchaser contained in this Agreement shall survive the Closing.

                             ARTICLE 7

                          INDEMNIFICATION

          7.1 INDEMNIFICATION BY COMPANY. Effective at the Closing, the Company agrees to indemnify, hold harmless and defend the Purchaser and its Affiliates (as defined below), against and in respect of any and all claims, demands, liabilities, losses, costs and expenses (including reasonable attorneys' fees and litigation expenses) arising out of or based upon (i) the breach of any representation or warranty made by the Company in this Agreement or (ii) the breach by the Company of any agreement or covenant contained in this Agreement (such indemnification and holding harmless, together, referred to in this Agreement as "Indemnification"). As used in this Agreement, "Affiliate" means any Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified; and "Person" means any natural person, corporation, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of a second Person shall be deemed to control that second Person.

                        PAGE 44 OF 64 PAGES - EXHIBIT K

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

          7.2 INDEMNIFICATION BY PURCHASER. Effective at the Closing, the Purchaser agrees to indemnify, hold harmless and defend the Company and its Affiliates against and in respect of any and all claims, demands, liabilities, losses, costs and expenses (including reasonable attorneys' fees and litigation expenses) arising out of or based upon (i) the breach of any representation or warranty made by the Purchaser in this Agreement or (ii) the breach by the Purchaser of any agreement or covenant contained in this Agreement (also collectively referred to in this Agreement as "Indemnification").

          7.3 CERTAIN LIMITATIONS ON INDEMNIFICATION. No claims for Indemnification under this Article 7 may be made (a) with respect to the inaccuracy or breach of a representation or warranty, later than April 30, 2001, or (b) with respect to the breach of a covenant or agreement, later than four years after such breach first occurred.

          7.4 METHOD OF ASSERTING CLAIMS. The party seeking Indemnification under this Article 7 (the "Indemnified Party") agrees to give prompt notice to the party against whom Indemnification is sought (the "Indemnifying Party") of the assertion of any claim, or the commencement of any suit, action or proceeding, in respect of which Indemnification may be sought under this Article 7. The Indemnifying Party may participate in and, at its election, control the defense of any such suit, action or proceeding at its own expense; provided that counsel selected to conduct such defense is reasonably satisfactory to the Indemnified Party. The Indemnifying Party shall not be liable under this Article 7 in the event prompt notice of the assertion of a claim or the commencement of a suit, action or proceeding in respect of which Indemnification is sought is not given as described herein, but only to the extent the defense of such claim, suit, action or proceeding is prejudiced thereby, or for any settlement effected without its consent of any claim, litigation or proceeding in respect of which Indemnification may be sought hereunder. The Indemnifying Party may settle or compromise any claim without the prior written consent of the Indemnified Party; provided that the Indemnifying Party may not agree to any such settlement pursuant to which any remedy or relief, other than monetary damages for which the Indemnifying Party shall be responsible hereunder, shall be applied to or against the Indemnified Party, without the prior written consent of the Indemnified Party.


                             ARTICLE 8

                            TERMINATION

          8.1  TERMINATION.  This Agreement may be terminated at any time:

          (a) by mutual consent of the Company and the Purchaser in a written instrument;

          (b) by either the Purchaser or the Company if there has been a material breach on the part of the other of any representation, warranty, covenant or agreement set forth in this Agreement, which breach has not been cured within 30 business days following receipt by the breaching party of notice of such breach; or

                        PAGE 45 OF 64 PAGES - EXHIBIT K

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          (c)  by either the Company or the Purchaser if  the Closing shall not have occurred on or before May 29, 1997 unless the failure to close by such time is due to the breach of this Agreement by the party seeking to terminate.

          8.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either the Company or the Purchaser as provided in Section 8.1, this Agreement shall forthwith become void. No termination of this Agreement shall relieve any party from liability resulting from a breach by such party of any of its representations, warranties, covenants or agreements set forth herein.

                             ARTICLE 9

                           MISCELLANEOUS

          9.1 NOTICES. All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed via overnight courier to the parties at the following addresses or facsimile numbers:

          If to the Purchaser, to:

          Computer 2000, Inc.
          c/o Computer 2000 AG
          Wolfratshauser Strasse 84
          D-81379 Munch
          Federal Republic of Germany
          Facsimile No.:  011-49-89-7427-4402
          Attn:  Mr. Manfred Guenzel

          with a copy to:

          Rogers & Wells
          200 Park Avenue
          New York, New York 10166
          Facsimile No.:  (212) 878-8375
          Attn:  Klaus H. Jander, Esq.

                        PAGE 46 OF 64 PAGES - EXHIBIT K

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

          If to the Company, to:

          AmeriQuest Technologies, Inc.
          6100 Hollywood Boulevard
          Seventh Floor
          Hollywood, Florida  33024
          Facsimile No.:  (954) 989-9206
          Attn:  Mr. Holger Heims

          with a copy to:

          Gibson, Dunn & Crutcher
          4 Park Plaza
          Irvine, California  92714
          Facsimile No.:  (714) 451-4220
          Attn:  Thomas D. Magill, Esq.

All such notices, requests and other communications shall: (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and
(iii) if delivered by overnight courier in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

          9.2 ENTIRE AGREEMENT. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof between the parties and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

          9.3 EXPENSES. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each party shall pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby.

          9.4 PUBLIC ANNOUNCEMENTS. At all times at or before the Closing, the Company and the Purchaser shall not issue or make any reports, statements or releases to the public or generally to the employees, customers, suppliers or other Persons to whom the Company sell goods or provide services or with whom the Company and the Subsidiaries otherwise have significant business relationships with respect to this Agreement or the transactions contemplated hereby without the consent of the other, which consent shall not be unreasonably withheld, except to the extent that such reports, statements or releases may be required by applicable Law.

                        PAGE 47 OF 64 PAGES - EXHIBIT K

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
The Company and the Purchaser will also obtain the other party's prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

          9.5 WAIVER. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

          9.6 AMENDMENT. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

          9.7  HEADINGS.   The  headings  used  in this Agreement have been
inserted for convenience of reference only and do not define or limit the provisions hereof.

          9.8  GOVERNING  LAW.   This  Agreement shall be governed  by  and
construed in accordance with the internal Laws of the State of Delaware without giving effect to the conflicts-of-laws principles thereof.

          9.9 JURISDICTION. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of New York, County of New York, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

          9.10 COUNTERPARTS.   This Agreement may be executed in any number
of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



                  PAGE 48 OF 64 PAGES - EXHIBIT K

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
          IN WITNESS WHEREOF, this Preferred Stock Purchase Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.




                              COMPUTER 2000, INC.


                              By: /s/ Richard Obermaier
                              Name:  Richard Obermaier
                              Title:  Corporate Secretary


                              AMERIQUEST TECHNOLOGIES, INC.


                              By: /s/ Holger Heims
                              Name:  Holger Heims
                              Title:  Chief Financial Officer

                  PAGE 49 OF 64 PAGES - EXHIBIT K

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                             EXHIBIT A
               [FORM OF CERTIFICATE OF DESIGNATIONS]


                    CERTIFICATE OF DESIGNATIONS
                              OF THE
         SERIES H CUMULATIVE CONVERTIBLE STOCK PREFERRED
                    (Par Value $0.01 Per Share)
                                OF
                   AMERIQUEST TECHNOLOGIES, INC.

                  Pursuant to Section 151 of the
         General Corporation Law of the State of Delaware
                    __________________________

          The undersigned, does hereby certify that the following resolution was duly adopted by the Board of Directors of AmeriQuest Technologies, Inc., a Delaware corporation (the "Corporation"), at a meeting duly convened and held on April 23, 1997, at which a quorum was present and acting throughout:

          RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the "Board of Directors") by Article FOURTH of the Certificate of Incorporation of the Corporation, as amended by that certain Certificate of Amendment effective as of April 1, 1996 (the "Certificate of Incorporation") the Board of Directors hereby authorizes and approves the creation and issuance of a new series of Preferred Stock of this Corporation upon the terms and conditions set forth in these resolutions which fix the powers, designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of such new series, in addition to those set forth in the Certificate of Incorporation, as follows:

     (A) SERIES H CUMULATIVE CONVERTIBLE PREFERRED STOCK. The new series of Preferred Stock of the Corporation authorized hereby shall be designated the "Series H Cumulative Convertible Preferred Stock" (hereinafter referred to as the "Series H Preferred Stock"), and shall consist of 300,000 shares, $0.01 par value per share; provided, however, that the Board of Directors may decrease (but not increase) the number of authorized shares in such series subsequent to the date of original issuance of shares in such series (the "Original Issuance Date"), but not below the number of shares of such series then outstanding. The Series H Preferred Stock is issuable solely in whole shares that shall entitle the holder thereof to exercise the voting rights, to participate in the distributions and to have the benefit of all other rights of holders of Series H Preferred Stock as set forth herein and in the Certificate of Incorporation.

     (B) RIGHTS, PREFERENCES AND RESTRICTIONS OF SERIES H PREFERRED STOCK. The Series H Preferred Stock shall have the voting power, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, as set forth below.

                        PAGE 50 OF 64 PAGES - EXHIBIT K

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For purposes of this  Certificate of Designations, the terms "Common Stock"
and "Preferred Stock" shall have the meanings set forth in the Certificate of Incorporation in effect as of the Original Issuance Date.

     1. DIVIDEND PROVISIONS. The holders of shares of Series H Preferred Stock shall be entitled to receive dividends payable in cash (or, through and including the dividend payable on June 30, 1998, at the option of the Corporation, payable in whole or in part in Common Stock valued as set forth below, out of any funds legally available therefor, prior and in preference to any declaration or payment of any dividend (other than a dividend payable in shares of Common Stock of the Corporation) on the Common Stock and to any declaration or payment of any dividend on any other series of Preferred Stock of the Corporation (other than dividends payable in Preferred Stock of the same series and class upon which such dividend is declared and paid), at the rate of $7.00 per share of Series H Preferred Stock per annum (as adjusted for any stock dividends, combinations or splits with respect to such shares), payable quarterly on the last day of March, June, September and December of each year, commencing June 30, 1997. Such dividends shall accrue on each share and accrue from day to day, whether or not earned or declared, and shall be cumulative so that if such dividends with respect to any previous quarter dividend period at said rate per share per annum shall not have been paid on or declared and set apart for all shares of Series H Preferred Stock at the time outstanding, the deficiency shall be fully paid on or declared and set apart for such shares before the Corporation makes any distribution (as such term is hereinafter defined) to the holders of Common Stock or any other series of Preferred Stock. The term "distribution" as used in this paragraph shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise (except a dividend in shares of the Corporation which are junior to the Series H Preferred Stock as to dividends and assets and except as contemplated by this Certificate of Designations) or the purchase or redemption of shares of the Corporation for cash or property (except for the repurchase of Common Stock from employees, directors, consultants and advisers pursuant to the terms of stock purchase agreements existing on the Original Issuance Date under which such shares are issued), including any such transfer, purchase or redemption by a subsidiary of the Corporation. The time of any distribution by way of dividend shall be the date of declaration thereof and the time of any distribution by purchase or redemption of shares shall be the day cash or property is transferred by the Corporation, whether or not pursuant to a contract of an earlier date; provided that, where a negotiable debt security is issued in exchange for shares the time of the distribution is the date when the Corporation acquires the shares in such exchange. In the event the Corporation exercises its option to pay any dividend in whole or in part in Common Stock, such Common Stock shall be valued as follows: (a) if the Corporation's Common Stock is trading on the New York Stock Exchange (the "NYSE"), at the closing price on the day such dividend accrues (whether or not declared); (b) if the Corporation's stock is not trading on the NYSE but is trading on any other domestic public market, at the price of the last reported bona fide trade in such market; or (c) if the Corporation's stock is not trading on any public market, at a price to be determined by an investment banking firm of national reputation that has not in the prior twelve (12) months performed any investment banking services for the Corporation or any holder of Series H Preferred Stock.

                        PAGE 51 OF 64 PAGES - EXHIBIT K

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     2.   LIQUIDATION PREFERENCE.

     (a) SERIES H LIQUIDATION PREFERENCE. In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of Series H Preferred Stock shall be entitled to receive by reason of their ownership thereof, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock, or to any other series of Preferred Stock that may be issued by the Corporation from time to time, an amount per share in cash equal to the sum of (i) $100.00 for each outstanding share of Series H Preferred Stock, as adjusted for any stock dividends, combinations or splits with respect to such share (the "Original Series H Issue Price"), and (ii) an amount equal to all accrued but unpaid dividends (whether or not declared) on each such share (the "Liquidation Preference").

     (b) PARTICIPATION. After the distributions described in subsection (a) above have been paid, the entire remaining assets of the Corporation legally available for distribution to the stockholders of the Corporation shall be distributed to the holders of any other series of Preferred Stock then outstanding, if any, having a liquidation preference over the Common Stock (to the extent of and in accordance with the liquidation preference rights of such other series of Preferred Stock) and then among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each holder.

     (c) INSUFFICIENT FUNDS. If in connection with any Liquidation Event the Corporation's cash funds legally available for distribution to the holders of the Series H Preferred Stock are not sufficient to pay the full Series H Preferred Stock liquidation preference in cash, then any deficiency in the cash payment of the Series H Preferred Stock liquidation preference shall be paid in non-cash assets of the Corporation legally available for distribution to the holders of Series H Preferred Stock. If the cash and non-cash assets legally available for distribution to the holders of the Series H Preferred Stock shall be insufficient to permit the full payment to such holders of the full Series H Preferred Stock liquidation preference, then the entire cash and non-cash assets of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series H Preferred Stock in proportion to the number of such shares owned by each such holder. In connection with the distribution of any non-cash assets in payment of the Series H Preferred Stock liquidation preference, the non-cash assets will be valued at their fair market value, as determined by independent appraisal by an appraiser selected in good faith by the Board of Directors.

     (d) LIQUIDATION EVENT. For purposes of this Section 2, a "Liquidation Event" shall mean any Reorganization Transaction (as defined below), liquidation, dissolution, or winding up of the Corporation. A reorganization of the Corporation, for purposes of this Certificate of Designations, shall mean any consolidation or merger of the Corporation with or into another corporation, or other entity or person or any other corporate reorganization, or the sale of all or substantially all of the
Corporation's assets to another person, or any transaction by the Corporation in which an excess of 50% of the Corporation's voting power is transferred (each, a "Reorganization Transaction").

                        PAGE 52 OF 64 PAGES - EXHIBIT K

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     3.   REDEMPTION.  Shares of the Series H Preferred Stock  shall not be subject to redemption, either mandatorily or at the option of the Corporation or the holder thereof.

     4.   CONVERSION.   The  holders of Series H Preferred Stock shall have
conversion rights as follows (the "Conversion Rights"):

     (a) RIGHT TO CONVERT. Subject to subsection (c), each share of Series H Preferred Stock shall be convertible (subject to stockholder approval of the Common Stock issuable upon such conversion as required by the NYSE) at the option of the holder thereof, at any time after the Original Issuance Date at the office of the Corporation or any transfer agent for the Series H Preferred Stock, into such number of fully paid and nonassessable shares of the Corporation's Common Stock as is determined by dividing the Liquidation Preference by the Series H Conversion Price then in effect. The Series H Conversion Price per share is set forth in subsection 4(c).

     (b) MECHANICS OF CONVERSION. Before any holder of Series H Preferred Stock shall be entitled to convert any Shares into shares of Common Stock, such holder shall deliver the certificate or certificates therefor, with a duly executed election to convert, to the principal executive office of the Corporation or of any transfer agent for the Series H Preferred Stock and shall give written notice to the Corporation at its principal executive office (which notice and delivery shall be deemed given when received by the Corporation) of the election to convert some or all of its Shares and shall state therein the number of Shares to be converted and the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series H Preferred Stock or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series H Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. Following the conversion of shares of Series H Preferred Stock into Common Stock, as contemplated by this paragraph (b), the Corporation shall promptly prepare and deliver a new certificate or new certificates to the holder of Series H Preferred Stock representing the remaining number or shares of Series H Preferred Stock still held by such holder following such conversion.

     (c)  SERIES H CONVERSION PRICE AND ADJUSTMENTS.

          (i) SERIES H CONVERSION PRICE. The Series H Conversion Price shall be $0.715 (Seventy-One and 5/10 Cents) per share, which amount is equal to 110% of the average of the daily closing price per share of the Common Stock for the 20 consecutive trading days immediately preceding April 28, 1997.

                        PAGE 53 OF 64 PAGES - EXHIBIT K

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          (ii)  SERIES H CONVERSION PRICE ADJUSTMENTS.

               (1) SUBDIVISION, COMBINATION OR RECLASSIFICATION. In the event that the Corporation at any time or from time to time after the Original Issuance Date shall declare or pay, without consideration, any dividend on the Common Stock payable in shares of Common Stock or in any right to acquire shares of Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification, reverse stock split or otherwise, into a lesser number of shares of Common Stock, then the Series H Conversion Price in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. In the event that the Corporation shall declare or pay, without consideration, any dividend on the shares of Common Stock payable in any right to acquire Common Stock for no consideration, then the Corporation shall be deemed to have made a dividend payable in shares of Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire shares of Common Stock.

               (2) ISSUANCE OF ADDITIONAL SHARES. If at any time after the Original Issuance Date and while there are any shares of Series H Preferred Stock outstanding, the Corporation shall issue or sell Additional Shares of Common Stock at a Price Per Share less than the Series H Conversion Price in effect immediately prior to such issuance or sale, then the Series H Conversion Price then in effect shall be adjusted to an amount determined by multiplying the Series H Conversion Price in effect immediately prior to the new issuance by a fraction,

          (A) the numerator of which is equal to the sum of (x) the number of shares of Outstanding Common Stock immediately prior to the issuance of such Additional Shares, and (y) the amount determined by (i) dividing the aggregate consideration received by the Corporation upon the issuance of such Additional Shares, by (ii) the Series H Conversion Price in effect immediately prior to the issuance of the Additional Shares, and

          (B) the denominator of which is the number of shares of Outstanding Common Stock immediately after the issuance of such Additional Shares.

     For the purposes of this Section 4(c)(ii), the issuance of any Convertible Securities shall be deemed an issuance at such time of the Common Stock issuable upon exercise, conversion, or exchange of the such Convertible Securities if the Price Per Share shall be less than the Series H Conversion Price in effect at the time of such issuance. No adjustment of the Series H Conversion Price shall be made under this Section 4(c)(ii) upon the issuance of any shares of Common Stock which are issued pursuant to the exercise, conversion, or exchange of any Convertible Securities if any adjustment shall previously have been made upon the issuance of any such Convertible Securities as above provided. Any adjustment of the Series H Conversion Price made with respect to the issuance of Convertible Securities shall be reversed if and when any such Convertible Securities

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expire or are canceled without being exercised, converted,  or exchanged so that the Series H Conversion Price in effect immediately upon such cancellation or expiration shall be equal to the Series H Conversion Price which would have been in effect had the expired or canceled Convertible Securities never been issued (but any such reversal of an adjustment shall only apply as to the portion of the Convertible Security which has expired or been canceled), with such additional adjustments as would have been made to the Series H Conversion Price which would have been in effect had such expired or canceled Convertible Securities never been issued.

     The provisions of this Section 4(c)(ii) shall not apply to any issuance or distribution of Additional Shares if by reason of any other provision of this Section 4 an adjustment of the Series H Conversion Price results with respect to such issuance of Additional Shares or if the holders of Series H Preferred Stock are entitled to receive a distribution of such Additional Shares.

     For purposes of this Section 4(c)(ii), the following definitions apply:

"Additional Shares" shall mean shares of Common Stock (including Common Stock deemed issued upon the issuance of Convertible Securities), other than Excluded Additional Shares (the issuance of which shall not result in any adjustment of the Series H Conversion Price).

"Convertible Securities" shall mean any securities (whether debt or equity)
issued  by  the  Corporation  which   are   exercisable,   convertible,  or
exchangeable into or for shares of Common Stock.

"Excluded Additional Shares" shall mean:

     (1) Any Existing Securities, excluding any increase in the Common Stock or Convertible Securities which may be issued pursuant to Existing Securities as a result of any modifications or amendments to Existing Securities occurring after the Original Issuance Date.

     (2) Any Common Stock or Convertible Securities issued after the Original Issuance Date to any employee, consultant, advisor, officer, or director of the Corporation or any subsidiary thereof pursuant to any incentive or compensation agreement, arrangement, or plan approved by the Board of Directors.

     (3) Any Common Stock issued in connection with any stock dividend on the Common Stock which is also payable to the Series H Preferred Stock pursuant to any provision of Section 4 hereof.

     (4)  Any Common Stock issued upon conversion of the Series H Preferred
Stock.

"Existing Securities" shall mean any Common Stock or Convertible Securities issued with respect to any options, notes, rights, warrants, or other securities of the Corporation outstanding as of the Original Issuance Date,

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and shall include all shares  of  Series H Preferred Stock issued as of the
Original Issuance Date.

"Outstanding Common Stock" shall mean all shares of Common Stock of the Corporation outstanding (on a fully diluted basis) at the time of a calculation under Section 4(c)(ii), assuming for this purpose that all then-outstanding Convertible Securities are then deemed exercised, converted, or exchanged into shares of Common Stock.

"Price Per Share" shall be determined as follows:

     (1) In the case of an issuance of shares of Common Stock for cash, the Price Per Share shall mean the per share cash consideration received by the Corporation for such shares.

     (2) The Price Per Share for purposes of Convertible Securities shall mean the amount equal to the consideration received by the Corporation upon the issuance of such Convertible Securities, plus the amount of consideration payable to the Corporation upon exercise, conversion, or exchange thereof, divided by the aggregate number of shares of Common Stock that would be issued if all such Convertible Securities were exercised, exchanged, or converted.

     (3) The Price Per Share for purposes of Convertible Securities shall be determined in each instance as of the date of issuance of the Convertible Securities without giving effect to any possible future price adjustments or rate adjustments pursuant to the provisions of such Convertible Securities which may result from any adjustments in the Series H Conversion Price pursuant to the provisions of this Section 4.

     (4) If a part or all of the consideration received by the Corporation in connection with the issuance of securities consists of property other than cash, the value of such consideration shall be the fair market value of such property as determined by the Board of Directors in good faith.

     (d) OTHER DISTRIBUTIONS. In the event the Corporation shall declare a distribution payable in securities of other persons, in evidences of indebtedness issued by the Corporation or other persons or in assets (excluding cash dividends) or in rights not referred to in Section 4(c)(ii), then, in each such case for the purpose of this Section 4(d), the holders of Series H Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series H Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such a distribution.

     (e) RECAPITALIZATIONS. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or reclassification) provision shall be made so that the holders of Series H Preferred Stock shall thereafter be entitled to receive, upon conversion of their Series H Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or

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otherwise,  to which a holder of Common Stock deliverable  upon  conversion
would  have  been   entitled  in  such  recapitalization  as  if  converted
immediately prior to such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this
Section 4 with respect to the rights of the holders of Series H Preferred Stock after the recapitalization to the end that the provisions of this
Section 4 (including adjustment of the Series H Conversion Price, if applicable, then in effect and the number of shares receivable upon conversion of Series H Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

     (f) NO IMPAIRMENT. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series H Preferred Stock against impairment.

     (g)  FRACTIONAL SHARES AND CERTIFICATE AS TO ADJUSTMENTS.

          (i) No fractional shares shall be issued upon conversion of the Series H Preferred Stock pursuant to the provisions of this Section 4. In lieu of fractional shares, the Corporation shall pay in cash the fair market value of any fractional shares as determined by the Board of Directors in good faith. The determination of the fractional shares for which a cash payment will be made shall be determined on the basis of the total number of shares of the Series H Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. (ii) Upon the occurrence of each adjustment or readjustment of the Series H Conversion Price pursuant to this Section 4, the Corporation, at its expense, shall within a reasonable time compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series H Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, within a reasonable time following a written request of any holder of Series H Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Series H Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Series H Preferred Stock.

     (h) RESERVATION OF STOCK ISSUABLE UPON CONVERSION. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Series H Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series H Preferred Stock; and

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if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of Series H Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series H Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes.

     (i) NO MINOR ADJUSTMENTS TO SERIES H CONVERSION PRICE. No adjustment of the Series H Conversion Price shall be made pursuant to this Section 4 in an amount less than one cent ($.01) per share. Adjustment amounts under one cent ($.01) per share shall be carried forward and taken into account in any subsequent adjustment calculations.

     5.   NOTICES.

          (a)  REQUIRED NOTICES.

               (i) In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; the Corporation shall mail to each holder of Series H Preferred Stock, at least thirty (30) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

               (ii) The Corporation shall give each holder of record of Series H Preferred Stock written notice of any impending Reorganization Transaction not later than thirty (30) days prior to the stockholders' meeting called to approve such transaction, or thirty (30) days prior to the closing of any such Reorganization Transaction, whichever is earlier. Such notice shall describe the material terms and conditions of the impending Reorganization Transaction, describe the consideration per share to be received by the holders of the Common Stock and by the holders of the Series H Preferred Stock as a result of such Reorganization Transaction, and the date upon which the conversion rights of the Series H Preferred Stock terminate in connection with such Reorganization Transaction, and the Corporation shall thereafter give such holders prompt notice of any material changes in the information contained in such notice.

          (b) NOTICE PROCEDURES. Any notice required by the provisions of this Section 5 to be given to a holder of shares of Series H Preferred Stock shall be given in writing and shall be deemed given if addressed to the holder of record of such shares at such holder's address appearing on the books of the Corporation or such other address given in writing by the holder to the Corporation for the purpose of notice and deposited in the United States mail, postage prepaid, or with a courier which guaranteed delivery of the notice within three business days after deposit with such courier, and in either case, such notice shall be deemed given on the third business day after such deposit.

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     6.   VOTING RIGHTS.  The holder  of  each  share of Series H Preferred
Stock shall have the right to one vote for each share of Common Stock into which such Series H Preferred Stock could then be converted (with any fractional share determined on an aggregate conversion basis being rounded to the nearest whole share). Shares of Series H Preferred Stock shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with
the bylaws of the Corporation.   Subject  to  the provisions of Paragraph 7
below, Shares of Series H Preferred Stock shall vote with holders of Common Stock as a single class with respect to any question upon which holders of Common Stock have the right to vote; provided, however, that the holders of Series H Preferred Stock will vote as a class on matters to which a class vote is required under Delaware law.

     7.   RESTRICTIONS  AND  LIMITATIONS.   Without  the  vote  or  written
consent of the holders of at least eighty percent (80%) of the then outstanding shares of Series H Preferred Stock, the Corporation will not:

          (a) Authorize or issue, or obligate itself to issue, any other equity security (including any security convertible into or exercisable for any equity security) senior to or at parity with the Series H Preferred Stock as to dividend rights, redemption rights or liquidation preferences or which have voting rights as to matters upon which the holders of Common Stock are entitled to vote that provide for more votes in any such matters than one vote for each share of Common Stock into which such equity security could then be converted into Common Stock in accordance with the conversion rights of such equity security;

          (b) Amend its Certificate of Incorporation (including this Certificate of Designations) if such amendment would adversely affect any of the rights, preferences or privileges provided for therein or herein for the benefit of the shares of Series H Preferred Stock; or

          (c) Engage in a Reorganization Transaction that would adversely affect any of the rights, preferences or privileges of the Series H Preferred Stock.

     8. STATUS OF CONVERTED STOCK. In the event any shares of Series H Preferred Stock shall be converted pursuant to Section 4 hereof, or are otherwise acquired by the Corporation, the shares so converted or acquired shall resume the status of authorized but unissued shares of Series H Preferred Stock.

     9.   NO PREEMPTIVE RIGHTS.   The  holders  of  the  Series H Preferred
Stock shall not have any preemptive rights.

     10. SEVERABILITY OF PROVISIONS. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective an valid under applicable law, but if any provision hereof should to be prohibited by or invalid under applicable law, such provision shall be ineffective only to

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the  extent  of  such  prohibition  or invalidity, without invalidating  or otherwise adversely affecting the remaining provisions hereof.


IN WITNESS WHEREOF, this Certificate of Designations is executed on this 25th day of April, 1997.


AMERIQUEST TECHNOLOGIES, INC.
By:
Name:
Title:


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                             EXHIBIT B
            [FORM OF OPINION OF COUNSEL TO THE COMPANY]


                                   [Closing Date], 1997

Computer 2000, Inc.
c/o Computer 2000 AG
Wolfratshauser Strabe 84
D-81379 Munich
Federal Republic of Germany

Attention:  Mr. Manfred Guenzel

Ladies and Gentlemen:

     We have acted as special counsel to AmeriQuest Technologies, Inc., a Delaware corporation (the "Company"), in connection with the purchase by Computer 2000, Inc., a Delaware corporation ("C2000"), of 300,000 shares of the Company's Series H Cumulative Convertible Preferred Stock (the "Shares") pursuant to that certain Preferred Stock Purchase Agreement, dated April 28, 1997 (the "Purchase Agreement"), by and between C2000 and the Company. Capitalized terms not defined herein shall have the meanings ascribed to them in the Purchase Agreement. We are rendering this opinion to you pursuant to Section 4.4 of the Purchase Agreement.

     In rendering this opinion, we have made such documentary, factual and legal inquiries and examined, among other things, originals or copies, certified or otherwise identified to our satisfaction, of such records, agreements, certificates, instruments and other documents as we have considered necessary or appropriate for purposes of this opinion. As to certain factual matters, we have relied upon the representations and warranties of the Company in the Purchase Agreement, certificates of officers of the Company and certificates obtained from public officials.

     We have assumed that the signatures on all documents examined by us are genuine, all individuals executing such documents had all requisite legal capacity and competency and (except in the case of the Company's execution of the Purchase Agreement) were duly authorized to execute and deliver such documents, the documents submitted to us as originals are authentic and the documents submitted to us as certified or reproduction copies conform to the originals.

     Except as expressly stated otherwise herein, whenever an opinion herein with respect to the existence or absence of facts is stated to be to our knowledge, such statement is intended to signify that, during the course of our representation of the Company, as herein described, no information has come to the attention of Thomas D. Magill and John E. Stoner that would give us actual knowledge of facts contrary to the existence or absence of the facts indicated. However, we have not

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undertaken  any  independent  investigation  to determine the existence  or absence of such facts, and no inference as to our knowledge of the existence or absence of such facts should be drawn from our representation of the Company or any affiliate thereof.

     Based on the foregoing and in reliance thereon, and also subject to the assumptions, exceptions, qualifications and limitations set forth herein, we are of the opinion that:

     1. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to execute and deliver the Purchase Agreement and to perform its obligations thereunder and to consummate the transactions contemplated thereby, including without limitation to issue, sell and deliver (pursuant to the Purchase Agreement) the Shares.

     2. The execution and delivery by the Company of the Purchase Agreement, and the performance by the Company of its obligations thereunder, have been duly and validly authorized by all necessary corporate actions on the part of the Company. Except as described in Paragraph E below, no consent, approval or action of the Company's stockholders is necessary in connection with the issuance or sale of the Shares to Purchaser as contemplated in the Purchase Agreement. The Purchase Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

     3.   When  issued  in  accordance  with  the  terms  of  the  Purchase
Agreement and after the Company's receipt of the payment therefor, the Shares will be duly authorized, validly issued and outstanding, fully paid and nonassessable. Subject to the stockholder approval required by Section (B)(4)(a) of the Certificate of Designations, the shares of Common Stock issuable upon conversion of the Shares in accordance with the terms of the Certificate of Designations will be validly issued and outstanding, fully paid and nonassessable.

     4. To our knowledge, there are no actions or proceedings pending or threatened relating to or affecting the Company or any of its assets, which actions or proceedings question the legality or validity of the Purchase Agreement or the transactions contemplated therein, or any action taken or to be taken in connection therewith, or which seek to prevent the consummation of any transaction contemplated thereby by restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated therein. The foregoing opinions are also subject to the following additional assumptions, exceptions, qualifications and limitations:

     5.	   As of the date on which the Shares are originally issued, C2000 shall have the right to one vote for each share of Common Stock into which each Share could then be converted, notwithstanding the requirement that the Company's stockholders must approve the issuance of the Common Stock issuable upon conversion of the Shares.

     The foregoing opinions are also subject to the following additional assumptions, exceptions, qualifications and limitations:

     A. We render no opinion herein as to matters involving the laws of any jurisdiction other than (i) the Federal laws of the United States of America, (ii) the laws of the State of California and (iii) to the limited extent set forth below, the Delaware General Corporation Law. We are not

                        PAGE 62 OF 64 PAGES

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admitted  to  practice  law  in  the  State  of  Delaware;  however, we are generally familiar with the Delaware General Corporation Law as presently in effect and have made such inquiries as we consider necessary to render our opinions set forth herein related to Delaware law. This opinion is limited to the effect of the foregoing laws as they presently exist. We assume no obligation to revise or supplement this opinion in the event of future changes in such laws or the interpretations thereof or such facts.

     B. We have assumed that C2000 has all requisite power and authority to execute, deliver and perform its obligations under the Purchase Agreement; the execution and delivery of the Purchase Agreement and the performance of such obligations have been duly authorized by all necessary action by C2000; and C2000 is acquiring the Shares purchased from the Company in good faith.

     C. Our opinion set forth in Paragraph 2 is subject to (i) the effect of any bankruptcy, insolvency, reorganization, moratorium, arrangement or similar laws affecting the enforcement of creditors' rights generally (including without limitation the effect of statutory or other laws regarding fraudulent transfers or preferential transfers or distributions by corporations to stockholders) and (ii) general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies, regardless of whether enforceability is considered in a proceeding in equity or at law.

     D. We express no opinion as to any provision of the Purchase Agreement that purports to grant to C2000 a right to indemnity by the Company for any breach of the Company's representations, warranties or covenants contained in the Agreement.

     E. The Company is required, pursuant to Section 312.03 of the New York Stock Exchange ("NYSE") Listed Company Manual (the "Manual"), to obtain stockholder approval prior to issuing the Shares. The NYSE has indicated, pursuant to the letter attached hereto as Exhibit A, that the Company may proceed with the issuance of the Shares prior to stockholder approval provided such stockholder approval is a prerequisite to the conversion of the Shares. Section (B)(4)(a) of the Certificate of
Designations, which establishes the conversion rights of the Shares, expressly conditions the right to convert the Shares on obtaining the required stockholder approval. No opinion is expressed herein as to the NYSE's authority to grant such an exception or as to the NYSE's authority to allow the Company to proceed without literal compliance with the terms of the Manual.

     F. Our opinion on Paragraph 5 assumes that (i) C2000 will be the sole beneficial owner of the Shares on the date of issuance therof and (ii) C2000 and any subsequent holder of the Sharese will abstain from voting the Shares in the stockholder vote required pursuant to Section (B)(4)(a) of the Certificate of Designations.


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     This opinion  is  rendered  to  C2000  in connection with the Purchase
Agreement and may not be relied upon by any person other than C2000 or by C2000 in any other context, provided that C2000 may provide this opinion
(i) to its independent auditors and attorneys, (ii) pursuant to order or legal process of any court or governmental agency and (iii) in connection with any legal action to which C2000 a party arising out of the transactions contemplated by the Purchase Agreement. This opinion may not be quoted without the prior written consent of this Firm.

                                   Very truly yours,

                                   GIBSON, DUNN & CRUTCHER LLP



                  PAGE 64 OF 64 PAGES - EXHIBIT K